Exhibit (a)(5)(T)

NANODIMENSION

Tender Offer Info FAQ Materials

Tender Offer Info

On June 27, 2023, Nano Dimension Ltd. ("Nano") **extended its special tender offer** and is now seeking to purchase between 31.9% and 36.9% of the outstanding ordinary shares ("Stratasys Shares") of Stratasys Ltd. ("Stratasys") not already owned by Nano Dimension.

Pursuant to the terms of the special tender offer, Nano Dimension would own up to and no more than 51% of the outstanding Stratasys Shares upon consummation of the special tender offer,[1] with a minimum condition of owning at least 46% of the outstanding Stratasys Shares upon consummation of the offer, at the **price of $20.05 per Stratasys Share, to the seller in cash, delivering certain, near-term premium and all-cash value** to Stratasys shareholders.[2]

If you have any questions, please contact Georgeson, the Information Agent for the offer, at (877) 668-1646.

Time to Accept the Tender Offer

The special tender offer will **expire at 5:00 p.m. New York time on Monday, July 24, 2023** (the "Expiration Date"), unless extended or earlier terminated in accordance with the Offer to Purchase and the applicable rules and regulations of the U.S. Securities and Exchange Commission (the "SEC") and Israeli law.

Under Israeli law and subject to certain conditions, Stratasys shareholders may be able to tender their Stratasys Shares for an additional four calendar-day period[3] following the Expiration Date. The additional period is referred to as the "Additional Offer Period" and the expiration of such period is referred to as the "Final Expiration Date."

The date of completion of the Additional Offer Period will change if Nano decides to extend the Offer Period. Stratasys Shares tendered during the Offer Period may be withdrawn at any time prior to 5:00 p.m., New York time, on the Expiration Date, but not during the Additional Offer Period.

Conditions to the Tender Offer

The closing of the special tender offer is subject to certain conditions, outlined in the Offer to Purchase.

How to Accept the Tender Offer

All holders of Stratasys Shares should tender their Stratasys Shares to the Depositary for the offer, Computershare N.A., by following the procedures and instructions in the Offer to Purchase. Shareholders are strongly recommended to submit their decision to tender early, as banks' deadlines can be before the official deadline stated above.

If you hold your Stratasys Shares through a bank or broker, you should receive instructions from your bank or broker regarding how to tender your Stratasys Shares. If you have not received instructions, please contact your bank or broker at the number below as soon as possible to instruct them to tender your Stratasys Shares.

If you are a registered holder, you should tender your Stratasys Shares to the Depositary for the offer, Computershare N.A., by following the procedures and instructions in the Offer to Purchase and related Letter of Transmittal. You should have received or will receive material in the mail on tendering your Stratasys Shares.

All of the Stratasys Shares validly tendered pursuant to the offer and not properly withdrawn will be paid for promptly following the Final Expiration Date, subject to proration and satisfaction or waiver of all conditions to the offer.

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[1] The successful completion of the special tender offer would result in Nano's ownership of between 46% and 51% of the outstanding Stratasys Shares, inclusive of the approximately 14.1% of the outstanding Stratasys' Shares that Nano currently owns as of May 24, 2023.

[2] Less any required withholding taxes and without interest (the "Offer Price"). Upon the terms and subject to the conditions set forth in the Offer to Purchase (as it may be amended, supplemented, or otherwise modified from time to time, the "Offer to Purchase") and in the related Letter of Transmittal (as it may be amended, supplemented, or otherwise modified from time to time, the "Letter of Transmittal," which, together with this Offer to Purchase, collectively constitute the "offer").

[3] As required under Israeli law, if (i) the conditions of the offer have been satisfied or, subject to applicable law, waived by us; and (ii) with respect to each Stratasys Share owned by you, you have (a) not yet responded to the offer, (b) notified us of your objection to the offer, or (c) tendered such Stratasys Share but have properly withdrawn your tender during the Offer Period, then, you will be afforded an additional four (4) calendar-day period, during which you may tender each such Stratasys Share (we refer to this additional period as the "Additional Offer Period").

Nano Dimension

Investor Relations
ir@nano-di.com

Media
NanoDimension@fgsglobal.com

Information Agent

Georgeson
(877) 668-1646

NANO DIMENSION

Tender Offer Info FAQ Materials

FAQ

About the Tender Offer and Eligibility

We are Nano Dimension Ltd. ("Nano Dimension" or "Nano"), a company organized under the laws of the State of Israel. Nano Dimension is a leading supplier of Additively Manufactured Electronics and multi-dimensional polymer, metal & ceramic Additive Manufacturing 3D printers. On June 27, 2023, we extended our all-cash special tender offer (which was first commenced on May 25, 2023) and are now seeking to purchase between 31.9% and 36.9% of the outstanding ordinary shares ("Stratasys Shares") of Stratasys Ltd. ("Stratasys"), not already owned by Nano Dimension.

The special tender offer would result in Nano Dimension owning up to and no more than 51% of the outstanding Stratasys Shares upon consummation of the offer, with a minimum condition of owning at least 46% of the outstanding Stratasys Shares upon consummation of the offer, at the price of $20.05 per Stratasys Share, to the seller in cash, less any required withholding taxes and without interest (the "Offer Price").

The full terms and conditions of the offer are set forth in the Offer to Purchase (as it may be amended, supplemented, or otherwise modified from time to time, the "Offer to Purchase") and in the related Letter of Transmittal (as it may be amended, supplemented, or otherwise modified from time to time, the "Letter of Transmittal," filed with the U.S. Securities and Exchange Commission (the "SEC") which, together with the Offer to Purchase, collectively constitute the "offer").

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Why are you conducting this offer?

Nano Dimension believes there are important benefits of the special tender offer to Stratasys' shareholders, including an attractive cash value at a premium to all relevant Stratasys historical trading levels, and, for the combined company, longer-term strategic benefits.

How long do I have to decide whether to accept the offer and tender my shares?

You may tender your Stratasys Shares until 5:00 p.m. New York time, on July 24, 2023, or, if we subsequently extend the offer[1], before 5:00 p.m. New York time, on the date to which the offer is extended [2].

How many shares are sought in this offer?

Subject to certain conditions, Nano Dimension is offering to purchase a minimum of 21,838,853 Stratasys Shares, representing 31.9% of the outstanding Stratasys Shares, and up to 25,266,458 Stratasys Shares, representing approximately 36.9% of the outstanding Stratasys Shares as of the Expiration Date.

How much are you offering to pay and what is the form of payment?

We are offering to pay $20.05 per Stratasys Share, to you in cash, less any required withholding taxes and without interest. The Offer Price will be paid in U.S. dollars.

If I already tendered my shares before the offer price was raised, will I get the new $20.05 per share offer price?

Yes.

What is the value of Nano Dimension's offer compared to the market value of my Stratasys Shares as of a recent date?

Nano Dimension's all-cash special tender offer for $20.05 per Stratasys Share represents a 54.4% premium to the 60-day volume-weighted average price as of March 3rd, 2023.

On May 24, 2023, the last trading day before Nano Dimension commenced the offer, the closing price per Stratasys Share reported on Nasdaq was $14.88. The Offer Price, $20.05 per Stratasys Share, is 34.7% greater than such reported price on Nasdaq.

What percentage of the Stratasys Shares does Nano Dimension currently own?

As of May 25, 2023, Nano Dimension owned 9,695,115 Stratasys Shares, or approximately 14.1% of the outstanding Stratasys Shares as of May 24, 2023.

Who can participate in the offer?

The offer is open to all record and beneficial owners of Stratasys Shares.

Do you have the financial resources to pay the purchase price in the offer?

Yes. Nano Dimension possesses all of the necessary funds to consummate the offer from cash and cash equivalents on hand. The offer is not conditioned on the availability of financing.

What are the most significant conditions of the offer?

The offer is subject to a number of conditions described on pages 29-31 of the Offer to Purchase, which can be found on the website maintained by the SEC.

What will happen if the conditions of the offer are not satisfied when the Offer Period expires?

If any condition is not satisfied, we may elect not to purchase, or may be prohibited from purchasing, any Stratasys Shares tendered pursuant to the offer, or, subject to applicable law, we may waive such conditions.

If the tender expires without all of the conditions being satisfied or waived, then shares will be returned promptly to their owners.

If Stratasys' shareholder Rights Plan is upheld by the Israeli courts, will Nano Dimension terminate the tender offer?

Nano Dimension will not be required to accept for payment and pay for any tendered Stratasys Shares if the Rights Plan Condition, as defined and described in the Offer to Purchase, is not satisfied.

The Rights Plan Condition will not be satisfied if Nano Dimension is not satisfied in its reasonable discretion that the Rights will not be triggered as a result of the offer.

Nano Dimension has the right to waive the Rights Plan Condition but does expect to waive this condition.

Does the announcement by Stratasys of entering into a merger agreement with Desktop Metal trigger the Change of Business Condition contained in the offer?

On May 25, 2023, the same date as Nano Dimension's offer, Stratasys and Desktop Metal announced the entering into a merger agreement by and among Stratasys, Desktop Metal and Tetris Sub Inc., a wholly-owned subsidiary of Stratasys, wherein Tetris Sub Inc. would merge with and into Desktop Metal, with Desktop Metal surviving the merger as a wholly-owned subsidiary of Stratasys. Under the merger agreement, Stratasys would issue to the stockholders of Desktop Metal as consideration in the Merger 0.123 of Stratasys' ordinary shares in exchange for each share of Desktop Metal common stock held by them immediately prior to the merger.

Nano Dimension does not consider the entering into such merger agreement to have triggered the Change of Business Condition and does not expect the merger to close before the expiration of the tender offer. For the avoidance of doubt, Nano Dimension has not waived the Change of Business Condition and reserves all rights afforded to it under the Change of Business Condition set forth in more detail in the Offer to Purchase.

How does the proposed transaction between Stratasys and Desktop Metal compare to the offer? Will it affect the offer?

Our $20.05 per share all-cash offer represents a more compelling value creation opportunity for Stratasys shareholders than the proposed Desktop Metal transaction with Stratasys.

As the largest shareholder of Stratasys, Nano Dimension plans to vote against the proposed transaction between Stratasys and Desktop Metal.

Who can I talk to if I have questions about the offer?

If you have any questions, you can call Georgeson LLC, the Information Agent for the offer, toll free at (877) 668-1646.

Is this deal subject to CFIUS review? Are you concerned that CFIUS will have comments?

The tender offer is subject to mandatory CFIUS review. CFIUS will perform an initial assessment of the transaction once a complete notice filing is approved for review. CFIUS is evaluating the notice filing now, and we expect CFIUS to request additional information from both Nano Dimension and Stratasys in the course of their evaluation. On June 27, 2023, we announced that we extended the offer period to, among other

June 27, 2023, we announced that we extended the offer period to, among other reasons, facilitate the ongoing review by CFIUS, which has been delayed in part due to Stratasys' lack of responsiveness in providing requisite information. Following the end of such initial assessment, CFIUS will either (i) clear the transaction or (ii) initiate an additional investigation of the transaction. It is unlikely that CFIUS will complete its review prior to the target closing date for the transaction, however we have discretion to close the transaction without CFIUS clearance.

We understand that Stratasys produces certain critical technologies and has several contacts with the United States government. Both such points will likely bring the transaction under closer CFIUS scrutiny. As such, we expect that CFIUS may not clear the transaction after the initial assessment, and that CFIUS may impose certain conditions on the transaction, either pre- or post-closing, following the completion of their review.

Until the successful completion of the tender offer, Nano Dimension and Stratasys will operate independently.

Deadlines and Extensions

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Why did you extend the Expiration Date and raise the offer price of the special tender offer?

Nano Dimension has extended the Expiration Date of the special tender offer to facilitate the ongoing review by CFIUS and to allow for the completion of the regulatory review process under the Hart-Scott-Rodino Act. The offer period has been extended until 5:00 p.m., New York time, on Monday, July 24, 2023.

Additionally, Nano Dimension has raised the offer price to $20.05 per share to further demonstrate its commitment to the consummation of the special tender offer and providing Stratasys shareholders with certain, near-term cash at a superior premium.

Did Nano Dimension extend the Expiration Date and raise the offer price because not enough shares were tendered?

No. We have extended the offer period of the special tender offer to facilitate the ongoing review by CFIUS and to allow for the completion of the regulatory review process under the Hart-Scott-Rodino Act. The increase in offer price further demonstrates Nano's commitment to the consummation of the tender offer and providing Stratasys shareholders with certain, near-term cash at a superior premium.

Can the offer be extended and the offer price be raised again and under what circumstances?[1]

Nano Dimension has the right, in its sole discretion, to extend the Expiration Date and adjust the offer price again, subject to applicable law. In addition, in certain circumstances, we may be required by applicable law to extend the Expiration Date again.

How will I be notified if the offer is extended again?[1]

If Nano Dimension decides to extend the Expiration Date beyond 5:00 p.m. on July 24, 2023 or change the terms of the tender offer, the Company will publicly announce the new Expiration Date in a press release in accordance with applicable law and inform the Depositary and Information Agent.

If enough Stratasys shareholders tender their shares in the offer before the deadline, would you make an announcement before the Expiration Date?

No, the tender offer will remain open until the Expiration Date.

Tendering Stratasys Shares and Receiving Cash Payment

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How can I tender my shares?

If you are the record owner of your Stratasys Shares, you should tender your Stratasys Shares to Computershare Trust Company, N.A. by following the procedures and instructions in the Offer to Purchase and related Letter of Transmittal. Please contact Georgeson, the Information Agent for the offer, at (877) 668-1646 if you need additional copies of materials or have questions about how to tender.

If you hold your Stratasys Shares through a bank or broker, you should receive instructions from your bank or broker regarding how to tender your shares. If you have not received instructions, please contact your bank or broker as soon as possible to instruct them to tender your shares.

What is the timeline for receiving the $20.05/share in cash?

We will deposit with the Depositary an amount sufficient to make such payment to Stratasys shareholders within four U.S. business days following the Final Expiration Date (August 3, unless the offer is extended).

After the expiration of the offer our Depositary will launch a tax information portal and you will receive a link to this tax portal to complete the Tax Declaration Form.

If you are a registered holder of your shares, you will submit the Tax Declaration Form through the tax portal.

If you are a beneficial holder of your shares, you will submit the Tax Declaration form to your broker and your broker will send it to the Depositary and the Depositary will forward your form to the Israeli Tax Agent for review.

Following the review process, you will receive payment for your shares.

Will I have to pay any fee or commission?

If you are the record owner of your Stratasys Shares and you directly tender your Stratasys Shares to Computershare Trust Company, N.A. you generally will not have to pay brokerage fees or similar expenses. Nano Dimension will pay the fees and expenses of the Depositary in connection with the offer.

If you own your Stratasys Shares through a broker or other nominee, and your broker or other nominee tenders your Stratasys Shares on your behalf, your broker or other nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges apply.

If I tender only a portion of my shares, will the remainder fall sharply post-tender?

While we can't speculate on the share price movement, if the offer is consummated, Stratasys' "public float," that is the number of Stratasys Shares owned by Stratasys' non-affiliated shareholders and available for trading in the securities markets, may be reduced. This may result in lower share prices or reduced liquidity in the trading market for Stratasys Shares in the future.

What happens if the offer is oversubscribed?

If more than 25,266,458 Stratasys Shares are validly tendered and not properly withdrawn prior to the Expiration Date, the Stratasys Shares will be subject to proration. Nano Dimension will purchase 25,266,458 Stratasys Shares on a *pro rata* basis according to a proration factor that will be announced promptly following the Final Expiration Date.

Objecting To the Tender Offer or Withdrawing Previously Tendered Stratasys Shares

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If I decide not to tender, how will the offer affect my shares?

Shares held by non-tendering Shareholders will not be affected by the completion of the offer.

Can I object to the offer?

Under Israeli law, you may respond to the offer by accepting the offer or sending a Notice of Objection.

Alternatively, you may simply not respond to the offer and not tender your Stratasys Shares. You are not deemed to object to the offer if you do not tender your Stratasys Shares.

Until what time may I withdraw previously tendered Stratasys Shares?

You may withdraw your tendered Stratasys Shares at any time before 5:00 p.m., New York time, on July 24, 2023 or, if we extend our offer, on the date and at the time to which the offer is extended.

How do I withdraw previously tendered Stratasys Shares?

To withdraw previously tendered Stratasys Shares, you must deliver a written notice of withdrawal, while you still have the right to withdraw your Stratasys Shares, to the Depositary at one its addresses set forth below:

By Mail: *By Overnight Courier:*

By Mail:	*By Overnight Courier:*
Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 150 Royall Street, Suite V Canton, MA 02021

If you tendered your Stratasys Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Stratasys Shares.

Call For Stratasys Extraordinary General Meeting

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Why are you calling for an Extraordinary General Meeting ("EGM") now when the offer expires on July 24, 2023 – which, if successful, would give you control over Stratasys? Are you concerned that you won't be able to complete the offer?

Pursuant to the demand letter we sent to the Stratasys Board of Directors on June 13, 2023, we are demanding that the Stratasys Board of Directors call the EGM to remove a majority of the Stratasys Board of Directors and replace them with highly qualified nominees proposed by us. If successful, seven of the eight members of the Stratasys Board of Directors will be appointed by Nano and we will control the Stratasys Board of Directors.

We demanded that the Stratasys Board of Directors call the EGM immediately, and no later than August 8, 2023, and to hold it no later than 35 days after the calling of the EGM, as required by the Israeli Companies Law.

We believe change is needed to protect the interests of Stratasys shareholders.

We are optimistic about a successful completion to the special tender offer.

Why are you demanding the Stratasys Board of Directors call an EGM?

We believe the replacement of a majority of the Stratasys Board of Directors is vital to prevent further value destruction, drive long-term value and create a path to establishing a preeminent leader in the rapidly growing AM market.

Stratasys' current Board of Directors is not fulfilling its fiduciary duties and is not acting in its shareholders' best interests.

- They refused to negotiate – or even engage – with Nano, a well-funded and reputable peer that made multiple all-cash offers at compelling premia.
- They have a history of empty promises to Stratasys shareholders, including making statements every two to three years that Stratasys will become a "billion-dollar company," only to deliver further cash-burn and value destruction.
- They agreed to a value-destroying transaction with Desktop Metal, designed to preserve their entrenchment, leaving shareholders with less than two-thirds of a company that would have an uncertain path for long-term value creation.

Stratasys needs better management, operators and, first and foremost, Board oversight that will optimize the business and set the company on a path to realize its potential.

[1] On June 27th, 2023, Nano Dimension announced that it extended the offer period of its special tender offer and raised the offer price to $20.05 per share to purchase between 31.9% and 36.9% of the outstanding ordinary shares of Stratasys. The deadline was extended until 5:00 p.m. New York time on July 24th, 2023. The offer was previously scheduled to expire at 11:59 p.m. New York time on Monday, June 26th, 2023, and the offer price was previously $18.00 per share.

[2] The period of time during which the offer remains open, as may be extended or adjusted for earlier termination of the offer, is referred to as the "Offer Period" and the date of completion of the Offer Period is referred to as the "Expiration Date". As required under Israeli law, if (i) the conditions of the offer have been satisfied or, subject to applicable law, waived by us; and (ii) with respect to each Stratasys Share owned by you, you have (a) not yet responded to the offer, (b) notified us of your objection to the offer, or (c) tendered such Stratasys Share but have properly withdrawn your tender during the Offer Period, then, you will be afforded an additional four (4) calendar-day period, during which you may tender each such Stratasys Share (we refer to this additional period as the "Additional Offer Period").

Nano Dimension

Investor Relations
ir@nano-di.com

Media
NanoDimension@fgsglobal.com

Information Agent

Georgeson
(877) 668-1646

© Nano Dimension 2023. All rights reserved.

Disclaimer

NANODIMENSION
Tender Offer Info
FAQ
Materials

Materials

You can receive a free copy of the Offer to Purchase, the related Letter of Transmittal, certain other tender offer documents and other documents filed with the SEC at sec.gov or by contacting Georgeson at (877) 668-1646.

Tender Offer Statement

- Tender Offer Statement filed by Nano Dimension, **May 25, 2023**
- Offer to Purchase filed by Nano Dimension, **May 25, 2023**
- Amendment No. 1 to Tender Offer Statement filed by Nano Dimension, **May 31, 2023**
- Amendment No. 2 to Tender Offer Statement filed by Nano Dimension, **June 8, 2023**
- Amendment No. 3 to Tender Offer Statement filed by Nano Dimension, **June 14, 2023**
- Amendment No. 4 to Tender Offer Statement filed by Nano Dimension, **June 14, 2023**
- Amendment No. 5 to Tender Offer Statement filed by Nano Dimension, **June 16, 2023**
- Amendment No. 6 to Tender Offer Statement filed by Nano Dimension, **June 21, 2023**
- Form of Amended Letter of Transmittal, **June 27, 2023**
- Supplement to Offer to Purchase filed by Nano Dimension, **June 27, 2023**
- Amendment No. 7 to Tender Offer Statement filed by Nano Dimension, **June 27, 2023**

Press Releases

- Nano Dimension Highlights Leadership Strength and Record of Driving Value Creation for Shareholders, **June 21, 2023**
- Nano Dimension Reaffirms $18.00 Per Share All-Cash Tender Offer for Stratasys Shareholders to Receive Near-Term Value by Tendering Their Shares, **June 13, 2023**
- Nano Dimension Highlights Advantages of Its $18.00 Cash Per Share Special Tender Offer for Stratasys vs. Other Alternatives, **June 8, 2023**
- Nano Dimension Launches $18.00 Per Share All-Cash Special Tender Offer to Increase Ownership in Stratasys to between 53% and 55% of Its Outstanding Shares, **May 25, 2023**
- Nano Dimension Revises Proposal to Acquire Stratasys for $20.05 in Cash and Accelerates A Strategy, **April 3, 2023**
- Nano Dimension Increases Offer to Acquire Stratasys to $19.55 Per Share in Cash, **March 29, 2023**
- Nano Dimension Announces Formal Offer to Acquire Stratasys for $18.00 Per Share to Create Additive Manufacturing Industry Leader, **March 9, 2023**

Presentations

- Process for Tendering Stratasys Shares
- Stratasys Special Tender Offer Investor Call
- Nano Dimension's Special Tender Offer for the Acquisition of a Controlling Interest in Stratasys
- Nano Dimension's All Cash Special Tender Offer For Stratasys: Superior to Uncertain Alternatives

Nano Dimension
Investor Relations
Information Agent
Georgeson